UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

GETFUGU, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

37427Y102
(CUSIP Number)

January 4, 2010
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
❑           Rule 13d-1(b)
☒           Rule 13d-1(c)
❑           Rule 13d-1(d)

--------------------------
*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.           NAME OF REPORTING PERSON

Hutton International Investments, Ltd.

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)           ❑
(b)           ❑

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

16,000,000 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,000,000 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

8.7%

12.	TYPE OF REPORTING PERSON

CO

1.           NAME OF REPORTING PERSON

Wan-Chun Huang

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)           ❑
(b)           ❑

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

Taiwan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.	SOLE VOTING POWER

0 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

16,000,000 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,000,000 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

8.7%

12.	TYPE OF REPORTING PERSON

IN

1.           NAME OF REPORTING PERSON

Hsin-Hao Lu

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)           ❑
(b)           ❑

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

Taiwan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

16,000,000 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,000,000 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

8.7%

12.	TYPE OF REPORTING PERSON

IN

ITEM 1	(a)	Name of Issuer:

GetFugu, Inc.

(b)           Address of Issuer’s Principal Business Office:

8560 West Sunset Boulevard, 7th Floor
West Hollywood, California 90069

ITEM 2	(a)	Name of Person Filing:

This statement is filed by Hutton International Investments, Ltd. ("Hutton") with respect to shares of common stock, $0.01 par value per share, of the Issuer beneficially owned by it, and Wan-Chun Huang and Hsin-Hao Lu with respect to the shares beneficially owned by Hutton.

(b)           Address of Principal Business Office, or if None, Residence:

Shin Kong Manhattan Building
14F, No. 8, Section 5, Xinyi Road
Taipei 11049, Taiwan

(c)	Citizenship:

Hutton is a Bermuda exempted company.  Wan-Chun Huang and Hsin-Hao Lu are Taiwan citizens.

(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share.

(e)	CUSIP NUMBER:

37427Y102

ITEM 3:	If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

❑	a.	Broker or dealer registered under Section 15 of the Exchange Act.
❑	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.
❑	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
❑	d.	Investment company registered under Section 8 of the Investment Company Act.
❑	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
❑	f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
❑	g.	A parent holding company or control person in accordance with Rule13d-1(b)(1)(ii)(G)
❑	h.	A savings association as defined I Section 3(b) of the Federal Deposit Insurance Act
❑	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
❑	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:  See item 9 of cover pages.

(b)           Percent of class:  See item 11 of cover pages.

(c)           Number of shares as to which such person has:

(i)           sole power to vote or to direct the vote:

(ii)          Shared power to vote or to direct the vote:

(iii)         Sole power to dispose or to direct the disposition of:

(iv)         Shared power to dispose or to direct the disposition of:

See items 5-8 of cover pages.

The number of shares reported herein consists of 16,000,000 shares of common stock of the Issuer borrowed by Hutton from a non-affiliate stockholder pursuant to a Stock Loan Agreement dated November 8, 2009, which were delivered on January 4, 2010.  This represents approximately 8.7% of the 183,895,525 shares of common stock listed by the Issuer as outstanding on November 23, 2009 in its Form 10-Q/A filed with the Securities and Exchange Commission on December 4, 2009.  The agreement provides that Hutton may not vote any of the borrowed shares, but may dispose of them.

Wan-Chun Huang and Hsin-Hao Lu directly own no shares of the Issuer.  They are the Managing Directors and beneficial owners of Hutton.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, they may be deemed to beneficially own or control the shares owned by Hutton.  They disclaim beneficial ownership of any of the securities covered by this statement, except to the extent of their pecuniary interest in Hutton.

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box:❑

ITEM 6:	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

ITEM 8:	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9:	Notice of Dissolution of Group.

Not Applicable.

ITEM 10:                      Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUTTON INTERNATIONAL INVESTMENTS, LTD.

Dated: January 8, 2010	By:	/s/ Wan-Chun Huang
Wan-Chun Huang
Its: Managing Director

Dated: January 8, 2010	By:	/s/ Hsin-Hao Lu
Its: Managing Director

Dated: January 8, 2010	By:	/s/ Wan-Chun Huang
Wan-Chun Huang

Dated: January 8, 2010	By:	/s/ Hsin-Hao Lu
Hsin-Hao Lu